INVEST IN **RETOKENS**

Invest in the Leading Infrastructure Behind Tokenized Real Estate



retokens.com Spokane Valley, WA

Highlights

1. $100M+ Tokenized Assets on Platform with $350M in the Pipeline
2. 10,000+ Real Estate Investors Signed up with REtokens already
3. 100+ Real Estate Issuers in Active Pipeline
4. 10+ Offerings in Review, Targeted Launch to Marketplace January 2026
5. Regulated Rails: FINRA-member Broker-Dealer + SEC-registered ATS (built for compliant marketplace)
6. Infrastructure Built on PolyMesh Blockchain and BitGo Custody Technology
7. Tokenized Real Estate Market Predicted to Hit $6 Trillion by 2030 (not guaranteed)

Featured Investor

Ashok R Mallya
Syndicate Lead
Follow

Invested $145,000

"For last 10 years Tyler has involved in safe and profitable real estate

"For last 10 years Tyler has involved in safe and profitable real estate investments. Now David and Tyler as a team, have won me over by their expertise in technical, managerial, scaling up of a company focused on real estate tokenization. Financials are transparent and communication is honest."

Team



Tyler Vinson CEO

25 years in investment real estate, creative deal structuring, and property syndications. Author of Freedom Through Cash Flow. Visionary behind the REtokens platform.



David Kirschbaum COO

Accomplished software engineer and entrepreneur with a history of building and selling data-driven web application companies. Leads product and technology development.



Carmen Williams CMO

25+ year marketing leader with extensive experience driving sales growth for early-stage technology and software companies. Heading up marketing and PR.



Matt Erhart CEO of REtokens Capital, Broker-Dealer Services

8 years of Digital Assets / RWA expertise, Capital Raises and Broker-Dealer Management



Charles Christofilis Chief Compliance Officer

10 years of Digital Assets Compliance & Regulatory Management for Broker-Dealers, FinTech & Crypto



Steven Wilkinson CISSP | CISO

Bitcoin, Privacy, Identity, and Information Security Leader with over 10 years of blockchain / crypto experience

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Invest in the Leading Infrastructure Behind Tokenized Real Estate


REtokens
The leading infrastructure
layer for tokenized real estate
Built for regulated markets. Designed for scale.

We're at the beginning of a MAJOR shift in capital

We're at the beginning of a MAJOR shift in capital markets...


CRYPTO WORLD

Tokenization of real world assets is an unstoppable 'freight train' coming to major markets: Robinhood CEO

PUBLISHED THU, OCT 2 2025•5:44 AM EDT | UPDATED THU, OCT 2 2025•10:15 AM EDT

Dylan Butts
@IN/DYLAN-B-7A451A107

SHARE



"We're at the beginning of the tokenization of all assets"
— *BlackRock CEO, Larry Fink:*


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MARKET ALERT
FINK ON Q3 RESULTS
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Tokenization in Real Estate: Breaking Barriers, Building the Future

Critics may call it hype, but the fundamentals are clear: real estate tokenization is reshaping the market.

Why Tokenized Real Estate? BIG MOMENTUM:


Boston Consulting Group (BCG) reports: Tokenized could reach
$16.1 Trillion
by 2030
40%
of financial institutions already using digital assets
source: finance.yahoo.com
Deloitte predicts that tokenized real estate market projected at
$4 Trillion+
by 2030
BCG reports: 73% of global financial institutions say
REGULATORY UNCERTAINTIY
top barrier

Why Investors Back REtokens

You're investing in the **INFRASTRUCTURE LAYER** — not a single building.

If tokenized real estate grows, the marketplace and rails can scale across many issuers.

Three reasons this can be a large, enduring company:

1. **Network effects:** more issuers → more investors → more issuers
2. **Real estate only:** focus builds category authority and operational depth
3. **Compliance rails:** significantly harder to replicate than a simple "tokenization app"

REtokens Traction and Momentum

Things are moving quickly for REtokens and momentum is building for investors and issuer pipelines:


Investor Demand
10,000+
investors database
1,000+
email subscribers
875+
LinkedIn followers
3,000+
monthly site visits


Issuer Pipeline
100+
real estate sponsors in pipeline
10+
issuers in due-diligence or onboarding


8+
offerings targeted to launch jan 26
Multi-family,
Commercial,
Lands,
Funds and more!

Why is there so much demand? The problem is real estate investing is stuck in the past

Despite being one of the world's largest asset classes, most real estate investing still looks the same as it did decades ago.

Most real estate opportunities are still:

- **Hard to access** — gated networks, large minimums, heavy friction
- **Hard to exit** — capital often locked up for **5–10+ years**
- **Slow and paperwork-heavy** — onboarding, compliance, and settlement remain manual


Trillions of dollars in real estate value exist, but the investing experience is outdated


Meanwhile, real estate sponsors face increasing pressure from refinancing needs, tighter capital markets, and limited distribution options.
T I M E
LIQUIDITY


Tokenization offers the path forward — but only if it's built on compliant infrastructure.
REtokens

The Solution: REtokens Compliant Infrastructure for

Tokenized Real Estate

REtokens is building a platform where **real estate sponsors** can create compliant digital offerings — and **investors** can participate with lower minimums — using modern rails designed for regulated markets.

This isn't about "crypto real estate" or shortcuts around regulation.

It's about building infrastructure that works **inside the real financial system**.


ATS Dashboard
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BRDLCRK
$57
FDMFUND
$55
BRDLCRK — Last 15 prints
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BRDLCRK 499,885 $57 $28,493,445.0
FDMFUND 500,343 $55 $27,518,865.0
FFII 50,000,000
PEEM 50,000,000
TESTA 49,999,215
TESTF 7,550,537
TESTJ 55,500,100
USD 20,108,151

> *Early preview of the REtokens ATS interface showing market data, orders, and positions (development environment).*

What "Tokenized Real Estate" Means at REtokens

- Real estate interests are represented as **compliant digital securities**
- Investors can **buy positions digitally** through a streamlined workflow
- **Over time**, eligible positions may be tradable through marketplace infrastructure *(where permitted)*

We are not "just digitizing ownership."

We're building the venue + compliance + infrastructure required for a real marketplace.

Why REtokens?


REtokens
Real Estate Exclusive
Compliance First Rails
Marketplace Vision
Institutional Grade Infrastructure

1) <u>**Real estate only:**</u> Most platforms span multiple asset classes. We focus exclusively on real estate to build deeper issuer support, better investor discovery, and category authority.

2) **Compliance-first rails:** We've structured the business around regulated infrastructure — so marketplace activity is designed to operate in the real world, not just in theory.

3) **Marketplace vision (not only issuance):** Issuing digital securities is only the first step. We're building the marketplace layer designed to support discovery and transactions over time *(where eligible)*.

4) **Institutional-grade infrastructure:** Built on **Polymesh** with custody via **BitGo**, and operational controls designed for regulated environments.

Product Excellence

- **New secondary marketplace UX released** within the last 90 days
- **10+ compliance and regulatory workflow components** live or in active deployment
- **Key integrations live**, including:
    - KYC / AML onboarding
    - custody and transfer agent integrations
    - broker-dealer and ATS operational workflows

How We Make Money

REtokens generates revenue primarily from issuers using our infrastructure.

1. **Issuer fees**

- **Setup & onboarding:** typically **$10,000 – $35,000**, depending on offering complexity
- **Platform / listing fees:** typically **~$15,000** per offering

2. **Marketplace-related fees *(where applicable)***

- **Transaction-based commissions:** generally **6–8%**, depending on structure and services provided
- Additional platform or transaction fees may apply for eligible marketplace activity

3. **Future revenue opportunities *(explored, not promised)***

- Additional marketplace services and infrastructure offerings
- Liquidity support and related services *(where permitted)*

We succeed when we help issuers launch compliant offerings — and, over time, as marketplace participation grows where eligible.

Market Opportunity

Real estate is one of the largest asset classes in the world — but the infrastructure supporting how capital is raised, managed, and transferred has lagged behind.

Private real estate equity represents **trillions of dollars** globally, yet access remains fragmented and operationally complex.

Tokenized real estate is projected by some researchers to reach **$6T+ by 2030**, driven by demand for improved access, transparency, and operational efficiency.


$6Trillion Market Opportunity


Even 1% would be significant

We believe the long-term winners will be platforms that combine:

- **Focus** (real estate only)
- **Compliance-first infrastructure**
- **Distribution** (issuers + investors on the same rails)

And that's what RETokens offers which is why we are the leading, real-estate exclusive platform.

Why Now?

Several forces are converging to make this the right moment for real estate infrastructure to modernize:

- **Regulatory clarity matters more than ever** — compliant rails are essential for institutional participation
- **Real estate sponsors need new capital channels** amid refinancing pressure and constrained lending
- **Technology infrastructure has matured**, including custody, compliance tooling, and settlement rails
- **Investor expectations have changed**, but real estate workflows haven't


Real estate is MASSIVE.
The investing workflow is outdated.
The timing is right for infrastructure to evolve.

Use Of The Funds

Your investment helps REtokens:

- **Build and secure the marketplace platform** *(product development, security, reliability)*
- **Strengthen compliance operations** *(audit readiness, reporting, controls)*
- **Onboard more issuers** *(diligence, enablement, and support)*
- **Grow investor adoption** *(distribution, education, and partnerships)*

Breakout by department:


Operations
25%
Product
30%
Legal
5%


Marketing
40%

Join Us — Invest From Just $500

Together, let's build the marketplace infrastructure for tokenized real estate.

If you believe real estate investing should be easier to access — and built on real regulatory rails — we invite you to join us.


REtokens
"Real estate investing, even on a very small scale, remains a tried and true means of building an individual's cash flow and wealth." — Robert Kiyosaki

Note: Metrics reflect internal pipeline and platform development and are not guarantees of launches, revenue, or liquidity.

DISCLAIMER - Reg CF Investing

Investing in private companies involves risk, including possible loss of principal. Investments are illiquid and speculative. There is no guarantee of returns or future liquidity.

This offering is conducted under Regulation Crowdfunding via **Wefunder Portal LLC**, a registered funding portal.

Please review the full risk factors and offering materials before investing.

Please note: real estate tokens can be traded as digital securities, if desired, on an ATS

FAQ - Answers to the Top Questions We Get

Q: What am I investing in?

A: Equity in **REtokens USA**, the parent company that owns the technology, tokenization, and the licensed subsidiary, REtokens Capital (Broker-Dealer + ATS). Property tokens listed by sponsors on our marketplace are separate securities with their own terms.

Q: Who runs the marketplace?

A: Our subsidiary REtokens Capital, a FINRA-member Broker-Dealer & ATS operating an SEC-registered marketplace.

Q: Can I sell my investment?

A: The REtokens Company WeFunder Reg CF shares are not immediately tradable. However, the real estate tokens offered by issuers on the marketplace will be tradable through the secondary market that REtokens Capital operates.

Q: Is owning real estate tokens in a building like being a landlord?

A: No. Investors **own a part of real buildings** but don't handle property management or maintenance.

Q: Why is this important?

A: It opens access and liquidity in one of the largest, least liquid markets in the world — real estate.

Q: Is REtokens a real estate company or a technology company?

A: We're a financial technology (fintech) company that operates a marketplace exclusively for real estate tokens. We don't own real estate - we provide the infrastructure and marketplace for others to tokenize and trade real estate investments.

Q: How is the REtokens marketplace investment different from a REIT?

A: REITs are pooled investment vehicles that own and operate properties. REtokens is a marketplace where you can invest in specific properties through tokenized securities, similar to how you might invest in individual stocks rather than a mutual fund.

Q: Do I actually own real estate?

A: You own digital securities (tokens) that represent fractional ownership in specific real estate properties or entities that own properties. This is similar to owning shares in a traditional real estate syndication, but with the added benefits of tokenization and tradability.

Q: How liquid is the secondary market?

A: Liquidity will grow as the marketplace scales. Initially, some tokens may trade infrequently, but as we add more offerings and investors, liquidity should improve significantly.

Q: Can non-accredited investors participate?

A: Yes! Depending on how each offering is structured (Reg D, Reg A+, or Rule 144), and if the offering is a primary market offering or a secondary sale. Non-accredited investors may be able to participate with appropriate compliance standards followed by the issuer and ATS.

Q: How are returns/dividends paid?

A: Returns from the underlying real estate (rental income, profits from refinancing or sale) are distributed to token holders proportionally based on their ownership percentage.

Q: What are the tax implications?

A: Tokenized real estate securities are generally taxed similarly to traditional real estate investments. You'll receive appropriate tax documents (K-1s or 1099s depending on structure). We recommend consulting with a tax professional regarding your specific situation.

Q: How do you make money?

A: We charge fees to both real estate issuers (for tokenization and listing services) and to traders (transaction fees on the secondary market). We also earn ongoing compliance and administrative fees.

Q: When will I see returns on my REtokens investment?

A: As an investor in REtokens the company, your returns depend on our growth and eventual exit (acquisition or IPO). This is different from investing in properties on our platform. Based on our projections, we expect to be profitable by 2027 and could potentially provide liquidity to shareholders within 5-7 years. *Future projections are not guaranteed.*

Downloads

Downloads

- How I Maximize Investor Value with Tokenization.mp4
- WeFunder PDF (6).pdf